BROADMARK REALTY CAPITAL INC.

January 14, 2021

VIA EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention:	Ruari Regan / David Link / Jennifer Monick

Re:	Broadmark Realty Capital Inc.
Registration Statement on Form S-3
File No. 333-251075

Broadmark Realty Capital Inc. (the “Company” or “Broadmark Realty”) submits this letter in response to the oral comment relating to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed January 4, 2021 (the “Registration Statement”) provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission to our counsel by telephone on January 13, 2021. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

We understand that the Staff notes the Company’s response to prior comment 1 indicating that the Company has excluded the summarized combined financial information for the subsidiary guarantors as the assets, liabilities and results of operations of the combined parent issuer and the subsidiary guarantors are not materially different than the corresponding amounts presented in the consolidated financial statements of Broadmark Realty, and has requested that the Company revise the filing to disclose the foregoing.

In response to the Staff’s oral comment, we will add the following disclosure under the caption “Supplemental Guarantor Information” on page 3 of the prospectus included in the Registration Statement:

We have omitted summarized financial information for the issuers and guarantors of the securities offered hereby because the combined assets, liabilities and results of operations of the issuers and the guarantors are not materially different than the corresponding amounts presented in the consolidated financial statements of Broadmark Realty.

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We would appreciate the Staff’s prompt review of this response. Upon confirmation that the Staff has no further comments, the Company will promptly file an amendment to the Registration Statement reflecting the response above and seek acceleration of the effectiveness of the Registration Statement as soon as possible. Please contact the undersigned at (908) 727-0589 or Eliot W. Robinson at (404) 572-6785 should you require further information or have any questions.

Very truly yours,

/s/ David Schneider
David Schneider
Chief Financial Officer

cc:	Jeffrey Pyatt (Broadmark Realty Capital Inc.)
Nevin Boparai (Broadmark Realty Capital Inc.)
Eliot W. Robinson, Esq. (Bryan Cave Leighton Paisner LLP)